Exhibit 99.1
[SEMICO Research Corporation Letterhead]
January 4, 2008
Grant Pierce
Sonics, Inc.
1098 Alta Avenue, Suite 101
Mountain View, CA 94043
     Re: Consent to use Semico data
Dear Grant:
     We consent to the use by Sonics, Inc. in its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 24, 2007, including any pre- or post- effective amendment thereto, (the “Filing”) of the Semico material set forth on the attached Schedule A.
     This consent shall remain in effect so long as the Filing, including any post-effective amendment thereto, remains effective under the federal securities laws.

Best Regards,
By:	/s/ Richard Wawrzyniak
Name:	Richard Wawrzyniak
Title:	Sr. Market Analyst; ASIC & SoC

[SEMICO Research Corporation Letterhead]
Schedule A
1)  Semico Research, semiconductor marketing and consulting research company, the interconnect segment of the semiconductor IP market is projected to have a five-year compound annual revenue growth rate of 31.0% from 2006 to 2010; this represents the highest such rate of any segment of the market and is nearly two times the growth rate of the total market.
2)  Semico Research, an independent market research firm, projects design costs of approximately $42.4 million or more for a single complex SoC at the 65 nanometer process geometry node, which is 63.1% higher than at the 90nm node due to expected higher re-spin rates and verification costs. Additionally, the number of designs completed correctly the first time has dropped at every process geometry since the 180nm node. As a result, the number of re-spins has increased dramatically, starting at the 90nm node. The current design cycle time for complex SoCs is from 18 to 24 months, which when coupled with a re-spin cycle time of an additional six to 12 months, could result in an overall development time of up to two to three years, according to Semico Research.
3)  Semico Research defines Value SoCs as having fewer than one million logic gates, a processor operating at a frequency of less than 200 megahertz, multiple IP cores and less than one million bits of on-chip memory.